

Mail Stop 7010

November 27, 2006

<u>via U.S. mail and facsimile</u>

Mr. David L. Zich
Chief Executive Officer
Innova Pure Water, Inc.
15851 N. Dallas Parkway, Suite 1200
Addison, TX 75001

> **RE: Innova Pure Water, Inc.**
> **Form 10-KSB/A#1 for the Fiscal Year Ended June 30, 2005**
> **Filed November 1, 2006**
> **Form 10-KSB/A#1 for the Fiscal Year Ended June 30, 2006**
> **Filed November 2, 2006**
> **File No. 000-29746**

Dear Mr. Zich:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A#1 for the Fiscal Year Ended June 30, 2005

General

1.   Please submit a response on EDGAR to our comment letter dated August 24, 2006.

2.   As previously requested on March 21, 2006, please file the financial statements of DesertView and Numera in accordance with Rule 3-05 of Regulation S-X. We note under Item 9.01 of the Form 8-K filed on July 1, 2005 that the financial statements of DesertView and Numera would be filed as an amendment to this Form 8-K. Note that Item 9.01(4) of the Form 8-K rules requires these financial statements to be filed no later than 71 calendar days after the date that the initial report on Form 8-K must be filed. We may have further comments once you have filed these financial statements.

3.   We note that you filed your amended Form 10-KSB for the fiscal year ended June 30, 2005 on November 1, 2006 to restate for the reverse merger between the Company and Numera. Please file your amended Form 10-QSB for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006 to restate for the reverse merger. In addition, please ensure your amended Form 10-QSB for the quarter ended March 31, 2006 addresses our comment 2 in our letter dated August 24, 2006. We may have further comments once you have filed these amended filings.

Report of Independent Registered Public Accounting Firm

4.   We note that your independent registered public accounting firm, Turner, Stone & Company, dual dated their report included in your Form 10-KSB/A in response to your restatement for the reverse merger with Numera. We further note that Turner, Stone & Company's report included in your Form 10-KSB/A now covers the two years ending June 30, 2005 whereas the Form 10-KSB for June 30, 2005 only covered the period ending June 30, 2005. Please tell us how your accountants determined that dual dating their report included in your Form 10-KSB/A is appropriate and in accordance with AU Section 530 of the Miller GAAS Practice Manual.

302 Certifications (Exhibit 31.1 & 31.2)

5.   We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and 31.2. We note similar disclosure in the certification included as an exhibit to your Form 10-KSB/A for June 30, 2006. Please revise both filings accordingly.

6.   Your disclosure also provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures "(as defined in the Securities Exchange Act of 1934 Rules 13a-14 and 15d-14)."

However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation in certifications filed as exhibits to both your Form 10-KSB/A for June 30, 2005 and 2006 to reference the correct rules.

Form 10-KSB/A#1 for the Fiscal Year Ended June 30, 2006

General

7.   Please tell us and disclose in an explanatory note at the beginning of your filing the reasons for the amended filing.

Statements of Cash Flows

8.   We note that your statement of cash flows for the year ended June 30, 2006 does not appear to foot accordingly. Specifically, your net loss and activity in operating activities do not appear to sum to your net cash provided by operating activities balance. In addition, we note in your related party transactions footnote that that Filmbanc, Inc. advanced cash to you and made payments directly to vendors for the Company for a total amount of $273,500, of which you repaid $45,600 as of June 30, 2006. Please tell us how you have accounted for and presented these transactions with Filmbanc, Inc. in your statement of cash flows.

3. Capitalized Software Development Costs

9.   We note your current classification of amortization expense for capitalized software costs within operating expenses. Your disclosure of these costs should comply with the guidance outlined in Question 17 of the SFAS 86 Implementation Guide. Reclassify the amortization of capitalized software costs to cost of sales accordingly.

Revenue Recognition

10.   We note that your three reportable segments generate revenue through accounting software systems, designing, developing, manufacturing, and marketing unique consumer water filtration and treatment products, and provide professional management consulting and IT services. Please expand your revenue recognition policy to discuss your policy for each of your three separate revenue streams, specifically address how your software sales complies with SOP 97-2.

Item 8A. Controls and Procedures

11.   We note that your assessment of disclosure controls and procedures under Item 8A as of June 30, 2006 is merely repeating your disclosures under Item 8A in

your Form 10-KSB/A#1 for the year ended June 30, 2005. We further note that your Item 8A disclosure in your Form 10-KSB/A for June 30, 2006 includes contradictory conclusions with regards to your assessment of your disclosure controls and procedures. In this regard, you state that your disclosure controls and procedures are ineffective as a result of your restatement yet then conclude that your disclosure controls and procedures are effective as a result of improvements made to your disclosure controls and procedures. Please revise to conclude on your assessment of disclosure controls and procedures so that any contradictory disclosure is eliminated.

302 Certifications (Exhibit 31.1)

12.   We note you have only included a 302 Certification from your Chief Financial Officer (Exhibit 31.2). Please amend your filing to include a 302 Certification from your Chief Executive Officer.

Restatement of Financial Statements for the Fiscal Year Ended June 30, 2006

13.   As a reminder, if you determine that your financial statements for the fiscal year ended June 30, 2006 should be restated, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. We remind you that if you file a restated Form 10-KSB for June 30, 2006 that you appropriately address the following:

- an explanatory paragraph in the audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- Item 8A. disclosures that include the following:
    - o   a discussion of the restatement and the facts and circumstances surrounding it,
    - o   how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,
    - o   changes to internal controls over financial reporting, and
    - o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. David L. Zich
Innova Pure Water, Inc.
November 27, 2006
Page 5

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant